UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press Release
29 October 2012

PEARSON NINE-MONTH INTERIM MANAGEMENT STATEMENT

. Sales are up 5% and operating profit down 5%*.

. In spite of tough market conditions, Pearson reiterates its full year outlook of growth in sales and operating profits with margins reflecting acquisition integration costs and the FTSE sale.

. Pearson and Bertelsmann agree to combine Penguin and Random House, creating the world's leading trade publisher.

Pearson, the world's leading learning company, is today providing its regular nine-month interim management statement.

Pearson increased sales by 5% in the first nine months of 2012, with good growth at International Education and the FT Group and a resilient performance in North American Education. Operating profit was 5% lower, reflecting the sale of FTSE in 2011, acquisition integration costs and continued weakness in UK professional training.

The fourth quarter is always a key selling season in education and consumer publishing. We expect markets conditions to remain tough but we believe we can sustain our solid Q3 trading momentum. So, we are reiterating our previous full-year outlook of growth in sales and profits at constant exchange rates, with margins reflecting acquisition integration costs, weakness in Pearson in Practice and the sale of FTSE.  We expect to report adjusted earnings per share broadly in line with the consensus of current market expectations of 84.9p, according to Bloomberg and Reuters. This guidance remains struck at £1:$1.59 average exchange rate for the year.

Pearson's chief executive Marjorie Scardino said: "We have confidently reiterated our guidance because many of our businesses are going strong in this complicated trading environment.
But the dynamics of the markets we're in could make that achievement more about resilience than flamboyance. As always, all the people in Pearson have their shoulders to the wheels that turn in our important fourth quarter."

Revenue growth analysis: first nine months of 2012

	Headline	CER	Underlying
North American Education	6%	4%	(3)%
International Education	10%	13%	6%
Professional Education	1%	0%	(12)%
Pearson Education	7%	7%	0%
FT Group	7%	7%	7%
Penguin	0%	(1)%	(2)%
Total	6%	5%	0%

Highlights for the first nine months of 2012

In education, our long-term investment in technology and services is enabling us to achieve sustained growth, even in difficult markets for education materials. For our education company as a whole, sales are up 7% in the first nine months of the year.

In North America, textbook publishing markets have been weak in 2012, affected by slower college enrolments, state budget pressures, the transition to Common Core standards and a smaller new adoption opportunity. For the first nine months of the year, total sales for the US School and College textbook publishing industries declined by 17.9% and 4.5% respectively, with the total market down 10.7%, according to preliminary estimates from the Association of American Publishers.

Even so, Pearson's sales in North American Education were up 4% as our leadership in digital learning continued to produce significant market share gains in both School and Higher Education. Our Higher Education business continues to achieve good growth in online learning platforms, digital homework and assessment programmes (with MyLab registrations up 12% to more than nine million), and custom publishing. In October, we announced the acquisition of EmbanetCompass (subject to a Hart-Scott-Rodino review), which partners with leading non-profit colleges and universities in North America to provide fully online courses and learning tools for more than 100 university programmes.

Our Assessment and Information business remained resilient with good growth in State testing, boosted by market share gains, outweighing weaker clinical and diagnostic assessment revenues. Our School Curriculum business continued to face state budget pressures, a smaller new adoption opportunity (of approximately $400m) and uncertainty caused by the pending transition to Common Core standards. But it still took market share with a good performance in new adoptions and made more strides in online learning, particularly at Connections Education.

Sales in International Education were up 13% after nine months. Our digital and services businesses continue to grow, with sustained momentum in English language schools in China, school services in India, higher education in South Africa and school learning systems in Brazil. Textbook publishing has remained generally weak, particularly in markets where purchases are publicly-funded.

In Professional Education, sales were level. We continued to grow in Professional Testing, which administered seven million tests in the first nine months of the year, benefiting from sales of additional services to existing customers, our partnership with American Council on Education for General Educational Development (GED) tests and the acquisition of Certiport.

As previously stated, we reshaped Pearson in Practice in the first half of 2012 in response to changing government funding criteria for apprenticeships. Market conditions remained challenging in the third quarter and take-up of new training programmes has been slower than expected. As a result we continue to expect full-year profits in Professional Education to be significantly lower than in 2011, and we have initiated a comprehensive review of this business given the radically different external environment.

Sales were up 7% at the FT Group. Across print and online, the FT reaches an average daily audience of nearly 2.1 million, with a combined circulation of over 600,000 and digital subscriptions growing strongly, up 17% to 313,000 for the nine months. Advertising remains weak and short-term, but we continue to take market share. Mergermarket continued to grow despite volatile markets, with strong performances from Debtwire and mergermarket, which launched several new products in growth markets such as China and the Middle East.

At Penguin, sales were down 1% compared to 2011 with the third quarter benefiting from ebooks revenue up 35% on 2011, and, as expected, a stronger publishing schedule. Key titles included Mark Owen's No Easy Day, Ken Follett's
Winter of the World, Junot Diaz's This Is How You Lose Her,  Zadie Smith's NW and Jamie Oliver's 15 Minute Meals. Penguin has a strong fourth quarter publishing schedule including bestselling authors Patricia Cornwell, Nora Roberts, Tom Clancy and Jared Diamond in the US and Jeff Kinney, David Walliams, Pippa Middleton and Dawn French in the UK. In a separate statement, Pearson and Bertelsmann have today announced an agreement to create the world's leading consumer publishing organisation by combining Penguin and Random House in a newly-created joint venture.

Balance sheet.  At the start of 2012, Pearson had net debt of £499m. Our 2011 net debt/EBITDA ratio was 0.5x and interest cover was 18.1x. Our 2012 net debt peaked in July at £1.3bn, following the normal seasonal build-up of working capital in the first half of the year.  Cash generation in the first nine months was partially offset by acquisitions (totalling approximately £0.3bn, including the acquisitions of Certiport, GlobalEnglish and ASI) resulted in net debt at the end of September 2012 of £1.1bn (September 2011: £1.1bn).

Interest and tax. In 2012, our net interest charge will be broadly level with 2011, reflecting the impact of a $500m, 10-year bond issued in May 2012 with a coupon of 3.75%, which further extends our debt maturity profile. We anticipate our P&L tax charge against adjusted earnings to be in the 24-26% range with a modestly lower cash tax rate.

Exchange rates. Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2011 was £1:$1.60) has an impact of approximately 1.3p on adjusted earnings per share. The average rate during the first nine months of 2012 was £1:$1.58 (compared to £1:$1.61 in the first nine months of 2011), and the closing rate at the end of September was £1:$1.62).

* Throughout this statement, growth rates are given at constant exchange rates (unless otherwise stated). They are based on continuing operations and exclude the impact of currency movements. Underlying growth rates exclude the impact of both currency movements and portfolio changes.

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith                   + 44 (0)20 7010 2310

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements.  In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future.  There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control.  These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents.  Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 October 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary